UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

ndicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
Exhibit                            Description                     Page Number
-------                            -----------                     -----------

   1.                 Press release, dated February 5, 2004             3






















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                                                                      EXHIBIT 1

CONTACTS
ALVARION                                        ALVARION
Dafna Gruber, CFO  +760 - 517 -3187
                   1 972-3-645 6252             Carmen Deville, +760-517-3188
DAFNA.GRUBER@ALVARION.COM                       CARMEN.DEVILLE@ALVARION.COM


       ALVARION REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2003
                                     -------
                      Record revenues plus net profit in Q4


TEL - AVIV, ISRAEL, FEBRUARY 5, 2004 - ALVARION LTD. (NASDAQ: ALVR), the global leader in wireless broadband solutions, today announced financial results for the fourth quarter and full year ended December 31, 2003.

RESULTS OF THE FOURTH QUARTER

Revenues for the fourth quarter of 2003 rose to a record $39.5 million, an increase of 15% compared to $34.3 million in the third quarter of 2003, and up 77% from $22.3 million in the fourth quarter of 2002. Gross margin increased for the 9th consecutive quarter, reaching 42.4% compared to 41.1% in the third quarter of 2003 and 38.9% in the fourth quarter of 2002.

Growth in revenues and higher gross margins resulted in a net profit of $81,000, or $0.00 per share on a fully diluted basis for the fourth quarter of 2003. Net loss for the third quarter of 2003 was $(2.1) million, or $(0.04) loss per share and net loss for the fourth quarter of 2002 was $(5.4) million, or $(0.1) per share.

Results for all periods include expenses attributable to the amortization of intangible assets, which totaled $706,000 in the fourth quarter of 2003, $650,000 in the third quarter of 2003, and $600,000 in the fourth quarter of 2002. The results also include amortization of deferred stock compensation totaling $91,000 in the fourth quarter of 2003, and $140,000 in both the third quarter of 2003 and the fourth quarter of 2002.



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
Excluding all aforementioned amortizations, the Company's non-GAAP net income for the fourth quarter of 2003 was $878,000, or $0.02 per basic share and $0.01 per diluted share, compared to a non-GAAP net loss of $(1.3) million, or $(0.02) per share for the third quarter of 2003. Non-GAAP net loss for the fourth quarter of 2002 was $(3.5) million, or $(0.07) per share.

RESULTS OF THE YEAR

Revenues for the year ended December 31, 2003 were $127.2 million, an increase of 43% compared with $88.8 million in 2002. Gross margin for 2003 increased to 41% compared to 38% in 2002. Net loss for 2003 was $(11.8) million, or $(0.23) per share, compared with a net loss of $(20.7) million, or $(0.38) per share for 2002. The results for the second, third, and fourth quarters of 2003 include the results of operations added following the acquisition of most of the assets and liabilities of InnoWave ECI Wireless Systems Ltd. ("InnoWave") on April 1, 2003.

Amortization expenses totaled $3.1 million in 2003, and $3.0 million in 2002. The results of 2003 also included a $2.2 million charge related to the InnoWave acquisition, and the results of 2002 included one-time restructuring costs of $1.1 million. Excluding these amounts, the Company's non-GAAP net loss for 2003 would have been $(6.5) million, or $(0.12) per share, compared to a non-GAAP net loss of $(16.6) million, or $(0.31) per share for 2002.

COMMENTS OF MANAGEMENT

Zvi Slonimsky, CEO of Alvarion, commented, "We are proud of our professional and dedicated team that achieved one of our most important goals - a profitable quarter after a long difficult period for the industry .

Our revenues have been rising steadily, a testament to growth in global broadband demand, increasing awareness of the BWA value proposition, and Alvarion's leadership in the market. Our goal for 2004 is to increase revenues over 40% from the $127 million reported in 2003, with further progress toward our target financial model".

"To further expand the market for our solutions, we are building on this strong foundation, leading the development of WiMAX standards-based solutions. WiMAX will enable interoperability and multi-vendor solutions with improved price/performance characteristics that will allow BWA applications to answer the growing demand for broadband everywhere."

Mr. Slonimsky concluded, "Some of the trends likely to support our continued growth include the development of the vast Chinese and Indian markets, new rural broadband initiatives throughout Europe, new telephony infrastructure initiatives in Latin America and Africa, increasing broadband demand in Russia and Central Europe, and greater penetration of broadband wireless solutions in the US.




"With our leading brand name and market position, the broadest BWA product portfolio, excellent partners, a decade of successful deployment experience and excellent financial condition, Alvarion is well-positioned to take advantage of these opportunities , lead the transition to standards-based solutions and help accelerate the growth of BWA."


Q1 2004 GUIDANCE

The Company expects Q1 2004 revenues to range between $43 million and $45 million. At this revenues range, net earnings per share is expected to range between 1 and 2 cents, while non-GAAP net earnings per share, which excludes amortizations of intangible assets and deferred stock-based compensation, is expected to range between 2 and 3 cents.

Alvarion's management will host a conference call today, February 5, 2004, at 9:00 a.m. Eastern Time to discuss the quarter's results. To participate in the call, please dial one of the following numbers approximately five minutes prior



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
to the scheduled start time: USA: 612-332-0523, International +1-612-332-0523. The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 4 p.m. Eastern Time on February 5, 2004 through 11:59 p.m. Eastern Time on February 12, 2004. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 716970


ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.

With over 1.5 million units deployed in 130 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

Use of Non-GAAP Financial Information

To supplement its consolidated financial statements presented on a GAAP basis, Alvarion uses non-GAAP measures of operating results, net income/loss and income/loss per share, which are adjusted to exclude certain costs, expenses, gains and losses that it believes are appropriate to enhance the overall understanding of its financial performance. These adjustments to Alvarion's GAAP results are made with the intent of providing both management and investors a supplemental understanding of its underlying operational results and trends. Adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting Alvarion's business. The presentation of this additional information is not meant to be considered in isolation or as a substitute for Alvarion's financial results prepared in accordance with generally accepted accounting principles in the United States.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188.

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                               (Tables to Follow)
















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
                                                            ALVARION LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEETS

                                          December 31,    December 31,
                                                  2003           2002
                                          -------------   ------------
          ASSETS
Cash, cash equivalents,short-term and
 long-term investments                   $     153,616   $    162,663
Trade receivables                               21,199         11,750
Other accounts receivable                        4,499          4,872
Inventories                                     36,981         27,502
Severance pay fund                               5,493          3,732
Long-term receivables                              834              -

PROPERTY AND EQUIPMENT, NET                     11,939         11,116

GOODWILL AND OTHER INTANGIBLE ASSETS            50,396         50,440
                                          -------------   ------------

TOTAL ASSETS                             $     284,957   $    272,075
                                          =============   ============


          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                           $      23,780   $     15,847
Other accounts payable and accrued
 expenses                                       27,959         17,595
                                          -------------   ------------

Total current liabilities                       51,739         33,442

LONG TERM LIABILITIES                            5,248          5,357

ACCRUED SEVERANCE PAY                            7,768          5,446
                                          -------------   ------------

TOTAL LIABILITIES                               64,755         44,245

SHAREHOLDERS'  EQUITY                          220,202        227,830
                                          -------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                  $     284,957   $    272,075
                                          =============   ============

                             ALVARION LTD.
            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
           U.S. dollars in thousands (except per share data)

                                         Three     Three       Three
                     Year       Year    Months    Months      Months
                    Ended      Ended     Ended     Ended       Ended
                  Dec. 31,   Dec. 31,  Dec. 31,  Dec. 31,   Sept. 30,
                  --------   --------  --------  --------   ---------
                     2003       2002      2003      2002        2003
                  --------   --------  --------  --------   ---------

Sales           $ 127,208  $  88,849  $ 39,496  $ 22,314  $   34,291

Cost of sales      75,097     55,370    22,750    13,635      20,181
                  --------   --------   -------   -------   ---------
Gross profit       52,111     33,479    16,746     8,679      14,110
                  --------   --------   -------   -------   ---------

Operating expenses:
Research and
 development,
 net               23,505     24,077     6,089     5,386       6,132
Selling and
 marketing         32,904     26,570     8,912     6,624       8,684
General and
 administrative     6,323      6,018     1,740     1,479       1,729
Amortization of
 intangible
 assets             2,606      2,400       706       600         650
Amortization of
 deferred stock
 compensation         511        580        91       140         140
Acquisition
 related
 expenses           2,201          -         -         -           -
Restructuring
 costs                  -      1,102         -     1,102           -
                  --------   --------   -------   -------   ---------
Total
 Operating
 expenses          68,050     60,747    17,538    15,331      17,335
                  --------   --------   -------   -------   ---------
Operating loss    (15,939)   (27,268)     (792)   (6,652)     (3,225)

Financial
 income, net        4,127      6,587       873     1,288       1,162
                  --------   --------   -------   -------   ---------
Net Income
 (loss )        $ (11,812) $ (20,681) $     81  $ (5,364) $   (2,063)
                  --------   --------   -------   -------   ---------


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
Basic earnings
 (loss) per
 share          $   (0.23) $   (0.38) $   0.00  $  (0.10) $    (0.04)
                  ========   ========   =======   =======   =========

Weighted average
 number of shares used in
 computing basic
 earnings (loss)
 per share         52,127     53,941    53,219    52,521      52,254
                  ========   ========   =======   =======   =========

Diluted earnings
 (loss) per
 share          $   (0.23) $   (0.38) $   0.00  $  (0.10) $    (0.04)
                  ========   ========   =======   =======   =========


Weighted average number of shares
 used in computing
 diluted earnings
 (loss) per share  52,127     53,941    62,252    52,521      52,254
                  ========   ========   =======   =======   =========












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
                             ALVARION LTD.
              DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)
           U.S. dollars in thousands (except per share data)

                                         Three      Three       Three
                    Year       Year     Months     Months      Months
                   Ended      Ended      Ended      Ended       Ended
                 Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Sept. 30,
                 --------   --------   --------   --------   ---------
                    2003       2002       2003       2002        2003
                 --------   --------   --------   --------   ---------

Net Income (loss)
 according to
 US GAAP       $ (11,812) $ (20,681) $      81  $  (5,364) $   (2,063)

Amortization
 of intangible
 assets            2,606      2,400        706        600         650

Amortization
 of deferred
 stock compensation  511        580         91        140         140

Acquisition
 related
 expenses          2,201          -          -          -           -

Restructuring
 costs                 -      1,102          -      1,102           -
                 --------   --------   --------   --------   ---------
Net Income
 (loss), excluding amortization
 of intangible assets and
 deferred stock compensation,
 restructuring costs and
 acquisition related
 expenses      $  (6,494) $ (16,599) $     878  $  (3,522) $   (1,273)
                 ========   ========   ========   ========   =========

Basic net earnings (loss)
 per share, excluding amortization
 of intangible assets and
 deferred stock compensation,
 restructuring costs and
 acquisition related
 expenses      $   (0.12) $   (0.31) $    0.02  $   (0.07) $    (0.02)
                 ========   ========   ========   ========   =========

Weighted average number of
 shares used in computing basic
 net earnings (loss) per
 share            52,127     53,941     53,219     52,521      52,254
                 ========   ========   ========   ========   =========

Diluted net earnings (loss)
 per share, excluding amortization
 of intangible assets and deferred
 stock compensation, restructuring
 costs and acquisition related
 expenses      $   (0.12) $   (0.31) $    0.01  $   (0.07) $    (0.02)
                 ========   ========   ========   ========   =========

Weighted average number of
 shares used in computing
 diluted net earnings (loss)
 per share        52,127     53,941     62,252     52,521      52,254
                 ========   ========   ========   ========   =========









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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ALVARION LTD.

Date: February 5, 2004                By: /s/ Dafna Gruber
                                          -----------------------------------
                                          Name: Dafna Gruber
                                          Title: Chief Financial Officer



























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